UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Diversicare Healthcare Services, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
255104101
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	255104101

1	Names of Reporting Persons
MCS Plan
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
362,517
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
362,517
9	Aggregate Amount Beneficially Owned by Each Reporting Person
362,517
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.57%
12	Type of Reporting Person (See Instructions)
EP

SCHEDULE 13G

CUSIP No.	255104101

1	Names of Reporting Persons
Ephram Lahasky
2	Check the appropriate box if a member of a Group (see instructions)
(a) [X] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
362,517
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
362,517
9	Aggregate Amount Beneficially Owned by Each Reporting Person
362,517
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.57%
12	Type of Reporting Person (See Instructions)
IN

CUSIP No. 255104101
13G

Item 1.

 (a)Name of Issuer

Diversicare Healthcare Services, Inc. (the “Issuer”)

 (b)Address of Issuer’s Principal Executive Offices

1621Galleria Boulevard

Brentwood, TN 37027-2926

Item 2.

 (a)Name of Person Filing

MCS Plan (“MCS”)

Ephram Lahasky (together with MCS, the “Reporting Persons”)

 (b)Address of the Principal Office or, if none, residence

130 Lord Avenue

Lawrence, New York 11559

 (c)Citizenship

MCS is organized under the laws of New York

Mr. Lahasky is a citizen of the United States of America

 (d)Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock)

 (e)CUSIP Number 255104101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

 (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c)[   ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

 (d)[   ]Investment company registered under section 8 of the Investment Company Act of 1940

(15 U.S.C. 80a-8).

(e)[   ]An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)[   ]An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

 (g)[   ]A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

 (h)[   ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i)[   ]A church plan that is excluded from the definition of an investment company under section 3(c)(14)

of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j)[   ]Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 255104101
13G

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a)Amount beneficially owned:

MCS and Mr. Lahasky are each deemed to be the beneficial owner of

362,517 shares of Common Stock

 (b)Percent of class:

MCS and Mr. Lahasky are each deemed to be the beneficial owner of

5.57% of the Issuer’s Common Stock

 (c)Number of shares as to which the person has:

  (i)Sole power to vote or to direct the vote   0

  (ii)Shared power to vote or to direct the vote 362,517

  (iii)Sole power to dispose or to direct the disposition of   0

  (iv)Shared power to dispose or to direct the disposition of   362,517

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

See Exhibit B

Item 9. Notice of Dissolution of Group.

N/A

CUSIP No. 255104101
13G

Item 10. Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control  of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2019
Date:

MCS Plan

By: /s/ EPHRAM LAHASKY
Ephram Lahasky, Manager

January 16, 2019
Date

/s/ Ephram Lahasky
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agreed that this Schedule 13G dated   January 16, 2019 relating to the Common Stock, par value $0.01 of Diversicare Healthcare Services, Inc. shall be filed on behalf of the undersigned.

MCS Plan

By: /s/ EPHRAM LAHASKY
Ephram Lahasky, Manager

/s/ Ephram Lahasky
Signature

EXHIBIT B

MCS Plan is the relevant entity for which Ephram Lahasky may be considered a control person